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                                            Filed by Coda Music Technology, Inc.
               Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to
             Rule 14a/12 of the Securities and Exchange Act of 1934, as amended.

                                    Subject Company: Coda Music Technology, Inc.
                                                        Commission File: 0-26192




FOR IMMEDIATE RELEASE            CONTACT: BARB REMLEY, CODA 612-937-9611
----------------------           -------  LAVIDA DOWDELL, NET4MUSIC 212-375-6362
                                          DAVID SHEIN, RUDER FINN 212-593-6487


       CODA AND NET4MUSIC ANNOUNCE DEFINITIVE AGREEMENT TO CREATE LEADING
                             INTERNET MUSIC COMPANY


     Minneapolis, MN, USA and Paris, France, August 11, 2000--Coda Music Technology, Inc. (NASDAQ: COMT) and Net4Music S.A. today announced that they have signed a definitive Stock Purchase Agreement covering a transaction under which Coda eventually will acquire all the shares of Net4Music in consideration for shares of Coda common stock. Under the terms of the proposed transaction, Net4Music's existing shareholders would own on a fully diluted basis approximately two-thirds of the combined company. Following the transaction, the combined company would be called Net4Music Inc. and would have over $17,000,000 in cash. The transaction will be treated as a purchase for accounting purposes. The combined company is expected to continue to trade on The Nasdaq Stock Market following completion of the transaction.

Coda Music Technology, Inc. develops and markets proprietary music technology products including Finale, the world's best-selling music notation software product and SmartMusic Intelligent Accompaniment products, a comprehensive music practice system that listens to you sing or play and follows your spontaneous tempo changes. SmartMusic makes practicing music fun, productive and entertaining and has over 5,000 accompaniment titles. Finale is the standard development tool for many music publishers, which means most of their titles are already in the Finale file format, ready to be customized for each consumer and distributed on the Internet. SmartMusic Accompaniments, assessment and instruction are natural add-ons to digital print music products.

Net4Music, using Internet technology, has revolutionized the distribution of sheet music by licensing digital distribution rights to create the world's largest catalog of digital sheet music titles from all music genres and offering secure downloads of this sheet music. Net4Music's innovative services empower the music end user by providing musicians and composers with immediate access to one of the largest collections of musical scores along with copyright protection for music publishing. Through Net4Music's web site, musicians can reference and download sheet music for faster, easier and safer distribution than was previously possible. With its cutting-edge services and growing number of strategic partnerships, Net4Music is fast becoming the premier online portal for musicians.

Coda Music Technology and/or its officers and directors may be deemed to be participants in the solicitation of proxies from shareholders of Coda Music Technology with respect to this transaction. Information regarding such officers and directors is included in Coda Music Technology's annual report on Form 10-KSB for the year ended December 31, 1999 filed with the SEC on March 27, 2000. This document is available free of charge at the SEC website at www.sec.gov and from the Coda Music Technology contact listed above.
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THIS PRESS RELEASE IS BEING FILED PURSUANT TO RULE 425 UNDER THE SECURITIES ACT
OF 1933 AND IS DEEMED FILED PURSUANT TO RULE 14A-12 UNDER THE SECURITIES EXCHANGE ACT OF 1934. THIS PRESS RELEASE DOES NOT CONSTITUTE AN OFFER TO SELL SECURITIES. SHAREHOLDERS OF CODA MUSIC TECHNOLOGY AND OTHER INVESTORS ARE URGED TO READ THE PROXY STATEMENT - PROSPECTUS WHICH WILL BE INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-4 TO BE FILED BY CODA MUSIC TECHNOLOGY IN CONNECTION WITH THIS TRANSACTION BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. AFTER SUCH DOCUMENT IS FILED, IT WILL BE AVAILABLE FREE OF CHARGE ON THE SEC WEBSITE AT WWW.SEC.GOV AND FROM CODA MUSIC TECHNOLOGY THROUGH THE CONTACT LISTED ABOVE.

The transaction is subject to customary conditions, including approvals by shareholders of Coda and Net4Music. The companies expect the transaction to be completed in October 2000.